Exhibit 99.8

FCA FIAT CHRYSLER AUTOMOBILES SHAREHOLDERS’ AGM CONVENED ON APRIL 12, 2019 AT 12:00 NOON CEST at the offices of Freshfields Bruckhaus Deringer LLP in Strawinskylaan 10, 1077 XZ Amsterdam (NL) Computershare PROXY FORM To be sent to and to be received by: Computershare S.p.A., Via Nizza 262/73, 10126 Turin (Italy), as Agent for FCA N.V., by 11:00 p.m. CEST on April 5, 2019 by mail or by Fax (+39 011 0923202) or by e-mail (fca@computershare.it), as an attachment in PDF format. Disclaimer This Proxy Form shall be completed and signed by the Shareholder in order to appoint Computershare S.p.A. to vote as per attached Voting Instructions Form at the Shareholders’ AGM of FCA N.V Alternatively the Shareholder can vote online through the company website (www.fcagroup.com/Investors/Stock Info&Shareholder Corner/Shareholder Meetings). Mandatory information * THE UNDERSIGNED* Date of birth * Place of birth * Resident in (town/city) * At (street address) *    Italian Tax Code* Telephone no. *    e-mail entitled to vote at the close of business of March 15, 2019 (record date) as (1): registered shareholder    legal representative or agent with authority to sub-delegate Pledgee Taker-in Beneficial interest holder official receiver manager other (specify) for no. * FCA common shares (2) registered in the name of Date of birth * Place of birth * Resident in (town/city) * At (street address) *    Italian tax Code Registered in the securities account (3) no. At Bank code (ABI) Branch code (CAB) as resulting from communication no. (4) Made by (Bank) APPOINTS Computershare S.p.A. to attend at the above mentioned meeting and to vote, with reference to the above shares, in accordance with the instructions provided in the following Voting Instructions Form. If no such directions are indicated, ACKNOWLEDGES that Computershare S.p.A. will have the authority to vote “For” with regard to all following proposals.    DATE Form of identification (5) (type)* Issued by * no. * SIGNATURE 1. Specify the capacity of the proxy signatory and, where applicable, attach documentary proof of his power. 2. To be completed only if the registered shareholder is different from the proxy signatory; mandatory indications on relevant personal details must be included. 3. Provide the securities account number, Bank Codes and Branch Codes of the Depository, or in any case its name, available in the securities account statement. 4. Reference to the communication made by the intermediary and its name. 5. Provide details of a valid form of identification of the proxy signatory.

FCA FIAT CHRYSLER AUTOMOBILES SHAREHOLDERS’ AGM CONVENED ON APRIL 12, 2019 AT 12:00 NOON CEST at the offices of Freshfields Bruckhaus Deringer LLP in Strawinskylaan 10, 1077 XZ Amsterdam (NL)    Computershare    VOTING INSTRUCTIONS FORM The Undersigned    INSTRUCTS the Appointed Representative to vote at the above indicated shareholders’ meeting as follows    RESOLUTIONS OF THE AGENDA TO BE VOTED VOTE (Please tick as appropriate) 2.d. Adoption of the 2018 Annual Accounts For Against Abstain 2.e. Approval of the 2018 dividend For Against Abstain 2.f. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2018 For Against Abstain 3.a. Re-appointment of John Elkann (executive director) For Against Abstain 3.b. Re-appointment of Michael Manley (executive director) For Against Abstain 3.c. Appointment of Richard Palmer (executive director) For Against Abstain 4.a. Re-appointment of Ronald L. Thompson (non-executive director) For Against Abstain 4.b. Appointment of John Abbott (non-executive director) For Against Abstain 4.c. Re-appointment of Andrea Agnelli (non-executive director) For Against Abstain 4.d. Re-appointment of Tiberto Brandolini d’Adda (non-executive director) For Against Abstain 4.e. Re-appointment of Glenn Earle (non-executive director) For Against Abstain 4.f. Re-appointment of Valerie A. Mars (non-executive director) For Against Abstain 4.g. Re-appointment of Michelangelo A. Volpi (non-executive director) For Against Abstain 4.h. Re-appointment of Patience Wheatcroft (non-executive director) For Against Abstain 4.i. Re-appointment of Ermenegildo Zegna (non-executive director) For Against Abstain 5. Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the company For Against Abstain 6.1. Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 6 of the Company’s articles of association For Against Abstain 6.2. Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 7 of the Company’s articles of association For Against Abstain

FCA FIAT CHRYSLER AUTOMOBILES SHAREHOLDERS’ AGM CONVENED ON APRIL 12, 2019 AT 12:00 NOON CEST at the offices of Freshfields Bruckhaus Deringer LLP in Strawinskylaan 10, 1077 XZ Amsterdam (NL)     6.3.Proposal to designate the Board of Directors as the corporate body authorized to issue special voting shares and to grant rights to subscribe for special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in the Company’s articles of association, as amended from time to time, as provided for in article 6 of the Company’s articles of association For Against Abstain 7. Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital as specified in article 8 of the Company’s articles of association For Against Abstain 8. Proposal to cancel all special voting shares held by the Company in its own share capital as specified in article 9 of the Company’s articles of association For Against Abstain 9.a. Approval of awards to the CEO For Against Abstain 9.b. Proposal to approve the plan to award (rights to subscribe for) common shares in the capital of the Company to executive directors in accordance with article 14.6 of the Company’s articles of association For Against Abstain SIGNATURE